                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1 TO
                                SCHEDULE 13D
                               (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)


                   INTERNAP NETWORK SERVICES CORPORATION
                   -------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.001 Per Share
                       ------------------------------
                       (Title of Class of Securities)



                                45885A 10 2
                               --------------
                               (CUSIP Number)

                             Robert J. Lunday, Jr.
                    InterNAP Network Services Corporation
                     Two Union Square, 601 Union Street
                              Seattle, WA 98101
                               (206) 441-8800
                               --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 26, 2000
                               ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued in following pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  45885A 10 2     AMENDMENT NO. 1 TO 13D     PAGE 2 OF 4
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Robert J. Lunday, Jr.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)     / /
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             10,604,138
    NUMBER OF         ---------------------------------------------------------
     SHARES            8     SHARED VOTING POWER
   BENEFICIALLY              0
    OWNED BY          ---------------------------------------------------------
      EACH             9     SOLE DISPOSITIVE POWER
    REPORTING                10,604,138
     PERSON           ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       10,604,138
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       / /
-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       8.1%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
-------------------------------------------------------------------------------
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ITEM 1.   SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "COMMON STOCK"), of InterNAP Network Services Corporation a Washington corporation ("INTERNAP"). The principal executive offices of InterNAP are located at 601 Union Street, Suite 1000, Seattle, WA 98101. The Common Stock is quoted on the Nasdaq National Market under the symbol "INAP".

ITEM 2.   IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Robert J. Lunday, Jr. (the "REPORTING PERSON").

     (b) Residence or business address:  17644 S.E. 293rd Place, Kent, WA 98042.

     (c) Name and present principal occupation or employment of Reporting
     Person: Director of Issuer.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Reporting Person is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 17, 1999, Reporting Person gifted 11,360 shares to friends. Pursuant to a Shareholders Agreement dated October 1, 1997 by and among the Founders, Reporting Person and Issuer, on January 26, 2000, Reporting Person sold 525,638 shares of InterNAP of Common Stock to a Founder at a price of $0.63 per share, and on January 27, 2000 Reporting Person sold 525,638 shares of InterNAP Common Stock to another Founder at a purchase price of $0.63 per share.

ITEM 4.   PURPOSE OF TRANSACTION

     (a) The purpose of the purchases of InterNAP's capital stock by Reporting Person was investment. As a result of such purchases, Reporting Person had acquired a significant percentage of the Common Stock of InterNAP.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) None.

     (f) None.

     (g) None.

     (h) None.

     (i) None.

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     (j) Other than as described above, Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1.

          10,604,138
          8.1%

     (b)  Number of  shares beneficially owned by the Reporting Person:

          Sole Voting Power               10,604,138
          Shared Voting Power             0
          Sole Dispositive Power          10,604,138
          Shared Dispositive Power        0

     (c) The Reporting Person has not effected any transaction in InterNAP Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of InterNAP, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

None

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2000                 REPORTING PERSON:


                                       /s/ Robert J. Lunday, Jr.
                                       -----------------------------------
                                       Robert J. Lunday, Jr.